ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
Winmill & Co. Incorporated		96394123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
January 2, 2024	October 1, 2023 to October 1, 2024	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

Dividend and Income Fund

is changed to:

Bexil Investment Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0008.0-00 (01/02)